P10, Inc.

4514 Cole Avenue, Suite 1600

Dallas, Texas 75205

January 4, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Re:    P10, Inc.

Registration Statement on Form S-3

File No. 333-268275

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, P10, Inc., a Delaware corporation, hereby requests acceleration of the effective date of the Registration Statement referred to above, so that it may become effective at 4:00 PM Eastern Time on January 9, 2023, or as soon as practicable thereafter.

Please contact Adam Finerman of Baker & Hostetler LLP via telephone at (212) 589-4233 or via e-mail at afinerman@bakerlaw.com with any questions and please notify him when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Very truly yours,

P10, Inc.

By: /s/ Amanda Coussens

Amanda Coussens, Chief Financial Officer

cc:    Adam W. Finerman, Baker & Hostetler LLP